Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2003	2004	2005	2006	2007
Net income from continuing operations	$524,145	$529,884	$605,725	$546,738	$617,804
Less - Change in accounting principle	18,416	-	(22,135)	-	-
Less - Minority interest	(7,050)	(4,201)	(3,231)	(27,135)	(27,266)
Add - Taxes based on income	301,209	282,558	356,016	283,825	330,141

Net income before income taxes, change in accounting principle and minority interest	813,988	816,643	987,107	857,698	975,211

Add - fixed charges:
Interest on long term debt	271,525	269,868	297,822	345,410	421,406	(1)
Estimated interest cost within rental expense	4,169	3,185	4,208	4,081	5,020
Amortization of net debt premium, discount, and expenses	10,210	12,983	14,687	15,341	18,638
Subsidiary preferred stock dividends	10,861	11,089	12,745	10,936	10,871
Adjust preferred stock dividends to pretax basis	6,469	5,913	7,227	5,565	5,709

Total fixed charges	303,234	303,038	336,689	381,333	461,644

Less: Adjustment of preferred stock dividends to pretax basis	6,469	5,913	7,227	5,565	5,709

Earnings available for fixed charges	$1,110,753	$1,113,768	$1,316,569	$1,233,466	$1,431,146

Ratio of earnings to fixed charges	3.66	3.67	3.91	3.23	3.10

(1)	Includes FIN 48 interest expense